September 12, 2018

Mr. Michael Killoy

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	Applied Minerals, Inc. (the “Registrant”)
Registration Statement on Form S-1
File Number: 333-226310

Dear Mr. Killoy:

This letter is provided to the Securities and Exchange Commission (the “Commission”) in connection with a response being made on behalf of the Registrant to comments that the Commission provided with respect to the Registration Statement filed on Form S-1 under the Securities Act of 1933, as amended, filed with the Commission on August 30, 2018.

The Registrant requests the acceleration of the effectiveness of the Registration Statement filed on Form S-1 (File Number: 333-226310) by 4:30 PM Eastern on September 14, 2018.

Very truly yours,

Applied Minerals, Inc.

By:	/s/ Christopher T. Carney
Name:	Christopher T. Carney
Title:	Vice President and Chief Financial Officer